Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences Interview to Air on Bloomberg Television US on the RedChip Money Report

NEW YORK and LONDON - 26 February 2021 — Tiziana Life Sciences. (NASDAQ: TLSA; LSE: TILS), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today announced that an interview with it’s CEO, Dr Kunwar Shailubhai, will air on The RedChip Money Report on Bloomberg Television on Saturday, February 27, 2021 at 7 p.m. local time across the United States and on the Bloomberg Network in Europe on Sunday, February 28, 2021 at 6 pm local time. The RedChip Money Report airs on Bloomberg Television U.S. on Saturdays at 7 p.m. local time in 73M homes and on the Bloomberg Network in Europe in 100M homes at 6 pm local time on Sundays.

In the exclusive interview, Dr Shailubhai discusses topline data from Tiziana’s COVID-19 trial, its multiple Phase 2 trial launches expected in 2021, and the potential application of Foralumab in a wide range of autoimmune and inflammatory diseases.

“The RedChip Money Report” delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc (TLSA)

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

U.S. Investor Relations Contact:

RedChip Companies, Inc.

Dave Gentry

407-491-4498

dave@redchip.com